UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14599

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Brighton Securities Corp.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1703 Monroe Avenue
(No. and Street)

Rochester	NY	14618
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George T. Conboy	585-340-2206	gtconboy@brightonsecurities.com
(Name)	(Area Code -- Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RDG + Partners, PLLC
(Name – if individual, state last, first, and middle name)

10 Winthrop St.	Rochester	NY	14607
(Address)	(City)	(State)	(Zip Code)

07/13/2010	5175
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George T. Conboy _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brighton Securities Corp. _____ , as of 12/31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chairman

Julie A. Gullo

Notary Public

JULIE A. GULLO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GU4955352
Qualified in WAYNE County
Commission Expires AUGUST 28, 2027

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Brighton Securities Corp.

FINANCIAL STATEMENTS

DECEMBER 31, 2025

Table of Contents



RDG + Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Brighton Securities Corp.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brighton Securities Corp. as of December 31, 2025, the related statements of income, changes in stockholder’s equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Brighton Securities Corp. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Brighton Securities Corp.’s management. Our responsibility is to express an opinion on Brighton Securities Corp.’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brighton Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor’s Report on Supplemental Information

The supplemental information in pages 15 and 16 has been subjected to audit procedures performed in conjunction with the audit of Brighton Securities Corp.’s financial statements. The supplemental information is the responsibility of Brighton Securities Corp.’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG + Partners PLLC

We have served as Brighton Securities Corp.’s auditor since 2017.

Rochester, New York

February 6, 2026

RDG + Partners, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.1rdg.com

BRIGHTON SECURITIES CORP.

Statement of Financial Condition

December 31, 2025

ASSETS

Cash and cash equivalents	$	103,743
Investments, at fair value		4,495,147
Receivables from brokers or dealers		312,075
Other receivables		74,610
Prepaid expenses		138,370
Notes receivable		32,500
Property and equipment, net		174,589
Intangible assets, net		195,500
Operating lease right-of-use asset		1,104,012
Deferred tax asset		47,431
TOTAL ASSETS	$	6,677,977

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accrued commissions, expenses and other liabilities	$	215,375
Due to related parties		154,487
Deferred revenue		2,850,000
Operating lease liability		1,107,006
Total Liabilities		4,326,868

STOCKHOLDER'S EQUITY:

Common stock, $0.0001 par value; 1,000 shares authorized, issued and outstanding		-
Retained earnings		2,351,109
Total Stockholder's Equity		2,351,109
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	6,677,977

BRIGHTON SECURITIES CORP.

Statement of Income
For the Year Ended December 31, 2025

REVENUE

Commission income	$	6,674,441
Investment advisory and management fees		8,787,183
Interest and dividend income		341,416
Other income		105,753
Total revenue		15,908,793

EXPENSES

Compensation and benefits	11,878,341
Clearing and technology	482,939
Professional fees	306,056
Corporate travel	190,666
Office	272,850
Advertising	251,185
Rent	260,723
Other	174,821
Regulatory fees	123,933
Insurance	94,035
Depreciation and amortization	60,433
License and Registration	11,096
Total expense	14,107,078

INCOME BEFORE PROVISION FOR INCOME TAXES		1,801,715
PROVISION FOR INCOME TAXES		505,037
NET INCOME	$	1,296,678

See Accompanying Notes to Financial Statements
Confidential Pursuant to SEC Rule 17a-5(e)(3)

BRIGHTON SECURITIES CORP.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2025

Stockholder's equity, beginning of the year	$	2,547,085
Net income		1,296,678
Stockholder dividends		(1,492,654)
Stockholder's equity, end of the year	$	2,351,109

BRIGHTON SECURITIES CORP.

Statement of Cash Flows

December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,296,678
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		60,433
Notes receivable forgiveness expense		36,250
Deferred tax expense		27,243
Net changes in operating assets and liabilities affecting cash flows:		
Receivables from brokers or dealers		(2,670)
Other receivables		(40,241)
Prepaid expenses		7,613
Accrued commissions, expenses and other liabilities		(137,308)
Due to related parties		(249,330)
Operating lease liability		296
Deferred revenue		2,788,462
Net cash provided by operating activities		3,787,426
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of investments, net		(2,534,779)
Net cash used in investing activities		(2,534,779)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholder dividends		(1,492,654)
Net cash used in financing activities		(1,492,654)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(240,007)
CASH AND CASH EQUIVALENTS:		
Beginning of year		343,750
End of year	$	103,743

Non Cash Transactions	
Notes receivable forgiveness expense	36,250
Recognition of ROU asset and operating lease liability	976,301

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year ended December 31, 2025

NOTE 1: ORGANIZATION

Brighton Securities Corp. (the "Company"), a wholly-owned subsidiary of Brighton Securities Holdings, Inc. ("Brighton Holdings"), is a broker-dealer in securities under Securities Exchange Act of 1934, as amended, and an investment adviser registered under the Investment Advisers Act of 1940, as amended. The Company is registered with Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB").   The Company is also a member of Securities Investor Protection Corporation ("SIPC").

The Company maintains offices in Rochester, Lockport and Batavia, New York, and is an introducing broker. The Company offers discretionary and non-discretionary investment advisory management services, financial planning services, traditional security broker-dealer products, and insurance products to individual, institutional, and corporate clients. The Company's customers are located throughout the United States, but primarily the Western New York area.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been presented on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Cash and Cash Equivalents – The Company considers all cash on hand, cash in banks and short-term investments with original maturities of three months or less to be cash equivalents.

Investments – The Company's equity securities are reported at fair value and are classified as "trading" securities. The Company's debt securities are classified as "available for sale" and are reported at fair value. Realized gains and losses on the sale of investments are determined on the specific identification method and are reported in net income in the accompanying statement of income. Unrealized gains and losses on equity and debt securities are reported in net income. If material, unrealized gains and losses on debt securities are recorded through other comprehensive income.

Receivables from Brokers or Dealers – Commissions receivable from brokers or dealers consist primarily of amounts due from the Company's clearing broker. Other receivables consist of various amounts due to the Company. Management provides for expected credit losses through a charge to earnings and a credit to a valuation allowance based on historical experience, current conditions, and reasonable and supportable forecasts. As of the date of these financial statements, management believes that the accounts receivable are fully collectible. Accordingly, no allowance for credit losses has been recorded.

Receivables from brokers and dealers consisted of the following at December 31, 2025:

Opening balance	$	309,405
Closing balance	$	312,075

Notes Receivable – Notes receivable consist of certain amounts paid to independent contractors and key management personnel as part of their service contracts. Pursuant to the agreements, the notes are being forgiven by the Company pro rata over the terms of each contract for each month of completed service.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment – Property and equipment are stated at cost. Depreciation over the estimated useful lives of the assets (ranging from 5 to 39 years) is provided using the straight-line method for financial reporting purposes. Maintenance and repairs are expensed in the period incurred; significant betterments are capitalized.

Intangible Assets – Intangible assets consist of customer lists, employment and non-solicitation agreements. At December 31, 2025, the amount in the accompanying statement of financial condition is reflected net of accumulated amortization of $34,500. Amortization expense totaled $23,000 for the year ended December 31, 2025 and the net intangible asset as of December 31, 2025 was $195,500. Amortization expense is expected to be $23,000 per year for the next eight years and $11,500 in the ninth year, when they become fully amortized.

Deferred Revenue – Deferred revenue consists of a relationship extension award received in relation to the execution of a new clearing broker agreement. The agreement was executed effective October 2025. The amount is being recognized as a reduction of clearing expenses over the term of the related agreement (60 months). As of December 31, 2025, the amount in the accompanying statement of financial condition is reflected net of the aggregate amount of revenue recognized of $150,000.

Commission Income – Sales-based commission income is recorded on a trade-date basis as securities transactions occur. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets.

Investment Advisory and Management Fees – Investment advisory and management fee income is recorded over the period in which services are provided based upon average net assets under management in accordance with the respective investment management agreements.

Advertising – The costs of advertising are expensed in the period incurred. Advertising expense totaled $251,185 for the year ended December 31, 2025.

Income Taxes – The Company is a taxable corporation and is included in the consolidated federal and state income tax returns of its parent corporation. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the parent corporation. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Such amounts are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is probable that the full benefit of the deferred tax assets will not be realized.

The Company recognizes its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes. Under this guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Any estimated interest and penalties associated with unrecognized tax benefits are accrued and recognized in income tax expense and the corresponding liability. As of December 31, 2025, the Company had no unrecognized tax benefits recorded in the financial statements. The Company is subject to examination by various taxing authorities, however, there were no audits in progress as of the date of these financial statements.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year ended December 31, 2025

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting – The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of investment advisory management services, financial planning services, traditional security broker-dealer products. As described in FASB ASU 2023-07, FASB 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The Company's CODM is the Chairman. The CODM reviews net gains and expenses presented on a basis consistent with the presentation of the statement of income and comprehensive income for purposes of making operating decisions, allocating resources, and evaluating financial performance. The measure of segment assets is reported on the statement of financial condition as total assets. As a result, the Company in its entirety is a single reportable segment. The accounting policies of the Company's single reportable segment are the same as those described in this Note 2. Refer to Note 1 for a description of the single segment's business.

Recent Pronouncement – In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, *Income Taxes (Topic 740), Improvements to Income Tax Disclosures*, to enhance transparency and decision usefulness of income tax disclosures. ASU 2023-09 requires on the annual basis to disclose specific rate reconciliation and provide additional information for certain reconciling items. The Company has adopted the provision for this guidance on January 1, 2025. Refer to Note 7 for further details.

Subsequent Events – Management has evaluated events and transactions that occurred between January 1, 2026 and February 6, 2026, which is the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements. The Company signed a one-year short-term lease for new space in Lockport in January 2026. The terms of the lease are disclosed in Note 10.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year ended December 31, 2025

NOTE 3: REVENUE RECOGNITION

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for such services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend on the control an entity has over the product or service before control is transferred to a customer.

Commission Income – The Company's commission income represents sales commissions generated by advisors for their clients' purchases and sales of various financial instruments. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date, and trailing commission revenue that is recognized over time as earned, which totaled $1,146,275. Sales-based commission revenue varies by the investment product and is based on the amount of purchase and commission schedule for that particular product. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period during which services are performed.

Investment Advisory and Management Fees – The Company's investment advisory and management fees are earned over the period in which such services are provided. The related performance obligations are generally satisfied daily or monthly based on assets under management. The investment management and advisory fees are calculated based upon average monthly, weekly or quarterly net assets under management in accordance with the respective investment management agreements. Investment advisory fees are recorded gross of any subadvisory payments and are included in investment management fees based on management's determination that the Company is acting in the capacity of principal service provider with respect to its relationship with the funds. Any corresponding fees paid are included in operating expenses.

NOTE 4: INVESTMENTS

The cost and fair value of investments were as follows at December 31, 2025:

	Cost Basis	Unrealized Gains (Losses)	Fair Value
Debt securities	$4,255,113	$20,699	$4,275,812
Other securities	216,175	3,160	219,335
	$ 4,471,288	$ 23,859	$ 4,495,147

The cost basis of debt securities is amortized cost. The debt securities have maturity dates ranging from January 2026 to August 2040.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year ended December 31, 2025

NOTE 4: INVESTMENTS (CONTINUED)

Fair Value of Financial Instruments – The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments consist of: cash and cash equivalents, debt and equity securities, receivables, and payables. At December 31, 2025, cash and cash equivalents, receivables and payables, as a result of their short maturities and liquidity, are carried at amounts which reasonably approximate fair value.

Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements. The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1 – Inputs to the valuation methodology that consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 – Inputs to the valuation methodology which include: (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in inactive markets, (3) inputs other than quoted prices that are observable for the asset or liability, and (4) inputs that are corroborated by observable market data by correlation or other means.

Level 3 – Inputs to the valuation methodology that are unobservable and are significant to the overall fair value measurement.

As of December 31, 2025, the Company's cash and cash equivalents, receivables and payables are recorded at cost which approximated fair value due to their short-term maturities. As such, the fair value hierarchy has not been applied in valuing any of these financial instruments. The following is a description of the valuation methodologies used for debt and equity securities measured at fair value.

Debt securities – Valued using recently executed transactions and market price quotations on active national exchanges.

Equity securities – Valued at the closing prices as reported by active national exchanges.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Debt securities	$ -	$ 4,275,812	$	$ 4,275,812
Other securities	219,335	-		219,335
	$ 219,335	$ 4,275,812	$ -	$ 4,495,147

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year ended December 31, 2025

NOTE 5: PROPERTY AND EQUIPMENT

Leasehold improvements	$	1,071,438
Furniture and fixtures		206,149
Equipment		139,727
		1,417,313
Less: accumulated depreciation		(1,242,724)
	$	174,589

Depreciation expense totaled $37,433 for the year ended December 31, 2025

NOTE 6: LINE OF CREDIT

The Company has an available line of credit facility with Five-Star Bank providing for maximum borrowings of $3,000,000. Outstanding borrowings bear interest at the prime rate and are collateralized by substantially all of the Company's assets. Future line of credit draws for business acquisitions will convert to seven-year term loans and will bear interest at either a fixed rate option equal to the Federal Home Loan Bank of New York 7/7 amortizing advance rate + 250 basis points or a variable rate option equal to the prime rate. At December 31, 2025, there was no outstanding balance on this facility.

NOTE 7: INCOME TAXES

The Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities as if the Company were a separate taxpaying entity rather than a member of the parent corporation's consolidated income tax group. The provision for income taxes consisted of the following for the year ended December 31, 2025:

Current:		
Federal	$	353,856
State - New York		123,938
		477,794
Deferred:		
Federal & State		27,243
	$	505,037

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense follows for the year ended December 31, 2025:

		Amount	Percentage, %
Expected income tax expense at U.S. statutory tax rate	$	378,360	21.0
State income taxes, net of U.S. federal benefit		99,434	5.5
Permanent differences		34,173	1.9
Other		(6,930)	(0.4)
	$	505,037	28.0

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year ended December 31, 2025

NOTE 7: INCOME TAXES (CONTINUED)

At December 31, 2025, the Company had gross deferred tax assets of approximately $47,431 resulting from temporary differences between the financial statement reporting and tax reporting of property and equipment and intangible assets. At December 31, 2025, prepaid income taxes calculated on a separate company basis totaled $17,704 pursuant to the Company's tax sharing agreement with Holdings and is included in Due to related parties in the accompanying statement of financial condition.

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2025, the Company had net capital of $1,010,772, which was $795,915 in excess of its required net capital of $214,857, and a ratio of aggregate indebtedness to net capital of 3.188 to 1.

NOTE 9: RELATED PARTY TRANSACTIONS

An officer of the Company maintains a 10% ownership interest in a real estate partnership that leases the Brighton office to the Company (Note 10). Additionally, the Company had amounts due to and from various related parties as follows as of and for the year ended December 31, 2025:

	Balance at January 1, 2025	Advances	Repayments	Balance at December 31, 2025
Due to Brighton Tax	$ (11,379)		$ 11,379	$ -
Due from Brighton Tax	-	36,406	36,406	-
Due to Brighton Holdings	(392,438)	495,498	733,449	(154,487)
	$ (403,817)	$ 531,904	$ 781,234	$ (154,487)

Brighton Tax's borrowings were for working capital purposes. Brighton Tax's repayments of these advances were from tax preparation fees it earned and received. Brighton Holdings repayments represent taxes of the Company on a standalone basis owed to Brighton Holdings, as the parent company filing the consolidated tax return.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year ended December 31, 2025

NOTE 10: COMMITMENTS AND CONTIGENCIES

Lease Obligations – The Company leases its Batavia office under the terms of a lease agreement that expired on February 17, 2021 and converted into a month-to-month arrangement. The new Batavia lease entered into effective January 1, 2024 with monthly payments ranging from $1,540 to $1,763 through December 2026, is payable in monthly installments, plus additional amounts for repairs and maintenance expenses, as defined. Additionally, the Company leases its Brighton office facility under the terms of a lease agreement that expires on June 30, 2026 and requires annual base rentals ranging from $219,798 to $224,898, payable in monthly installments, over the term of the agreement. The agreement also requires additional payments for the Company's pro rata share of repairs and maintenance expenses and real estate taxes, and insurance, as defined. The Company has exercised its option to extend the initial term for the Brighton office for 5 years, through June 30, 2031. The agreement requires annual base rentals ranging from $231,645 to $245,752, payable in monthly installments, over the term of the agreement.

The Company leases a third office in Lockport under the terms of a lease agreement that expires on January 31, 2026 and requires annual base rent of $19,200, payable in monthly installments. The Company is not renewing the lease for this location.

In January 2026, the Company entered into a one-year short-term lease for a new space in Lockport. The lease expires on January 31, 2027, and requires annual base rent of $11,400 payable in monthly installments.

The Company applies the provisions of ASC Topic 842 to its lease agreements. Pursuant to this standard, the Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate which is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

As of December 31, 2025, the Company had a $1,107,006 lease liability and a $1,104,012 right-of-use asset on its statement of financial condition calculated using an incremental borrowing rate of 8.5%. Total related rent expense was $260,726 for the year ended December 31, 2025.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year ended December 31, 2025

NOTE 10: COMMITMENTS AND CONTIGENCIES (CONTINUED)

Aggregate future minimum rental payments required under these agreements are as follows:

2026	$	249,314
2027		233,408
2028		235,120
2029		238,594
2030		242,173
Thereafter		122,876
Total contractual future minimum rental payments		1,321,485
Less imputed interest		(214,479)
Operating Lease Liability	$	1,107,006

Retirement Plan – The Company maintains a 401(k) retirement plan covering substantially all employees. Eligible participants can elect to contribute to the plan in accordance with Internal Revenue Code limits. The Company provides matching contributions equal to 2% of eligible wages, as defined. The Company's related expense was $111,233 the year ended December 31, 2025.

NOTE 11: OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

As discussed in Note 1, the Company executes transactions and introduces them to a clearing broker on a fully disclosed basis. The clearing broker processes transactions comprising approximately 80% of the Company's total revenue. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations.

The Company, through its clearing broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors the required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is also engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

BRIGHTON SECURITIES CORP.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2025

1. Total stockholder's equity from statement of financial condition	$	2,351,109
2. Deduct: stockholder's equity not allowable for net capital		-
3. Total stockholder's equity qualified for net capital		2,351,109
4. Add:		
A. Liabilities subordinated to claims for general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		2,351,109
6. Deductions and/or charges:		
A. Total non-allowable assets from statement of financial condition		(663,003)
B. Security demand note deficiency		-
C. Commodity futures contracts and spot commodities		-
D. Other deductions and/or charges		-
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		1,688,106
9. Haircuts on securities:		
A. Contractual securities commitments		-
B. Subordinated securities borrowings		-
C. Trading and investment securities:		
1. Exempted securities		-
2. Debt securities		(672,964)
3. Options		-
4. Other securities		(4,370)
D. Undue concentration		-
E. Other		-
10. Net capital	$	1,010,772

(Continued)

BRIGHTON SECURITIES CORP.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2025

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required (6 2/3% of line 19)	$	214,857
12. Minimum dollar net capital requirement of reporting broker and dealer	$	100,000
13. Net capital requirement (greater of line 11 or 12)	$	214,857
14. Excess net capital (line 10 less line 13)	$	795,915
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	688,486

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A. I. liabilities from statement of financial condition	$	3,222,859
17. Add:		
A. Drafts for immediate credit		-
B. Market value of securities borrowed for which no equivalent value is paid or credited		-
C. Other unrecorded amounts		-
18. Deduct: adjustment based on deposits in special reserve accounts		
19. Total aggregate indebtedness	$	3,222,859
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		318.85%

RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART IIA OF
FORM X-17A-5 AS OF DECEMBER 31, 2025

There were no material differences noted between this computation of net capital and the corresponding
computation prepared by Brighton Securities Corp. and included in the Company's unaudited amended
Part IIA FOCUS Report filing as of the same date.

(Concluded)

DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company claims an exemption under Rule 15c3-3 (k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company claims an exemption under Rule 15c3-3 (k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Brighton Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brighton Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brighton Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: exemption provision (2)(ii) (exemption provision) and (2) Brighton Securities Corp. stated that they met the identified exemption provision throughout the most recent fiscal year without exception. Brighton Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Brighton Securities Corp.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brighton Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

RDG + Partners PLLC

Rochester, New York

February 6, 2026

RDG + Partners, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.1rdg.com

BRIGHTON SECURITIES CORP.

Report of Exemption Claimed Under C.F.R.§240.15c3-3(k)

December 31, 2025

To the best of my knowledge and belief, Brighton Securities Corp. claims exemption from 17 C.F.R. §240. 15c3-3(k)(2)(ii) (the "exemption provision") for the entire year ended December 31, 2025.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company) (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025 without exception.

To the best of my knowledge and belief, Brighton Securities Corp. has met the identified exemption provision under 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the entire year ended December 31, 2025 as described in paragraph (d)(4)(iii) of this section without exception.

George T. Conboy, Chairman